UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Consolidated Graphics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

209341 10 6

(CUSIP Number)

Joe R. Davis

5858 Westheimer, Suite 200

Houston, Texas 77057

(713) 339-0977

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Ricardo Garcia-Moreno

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

(713) 547-2000

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 209341 10 6

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Joe R. Davis

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,375,121 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,375,121 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,121 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%(2)

14	Type of Reporting Person IN

(1) Includes 831,000 shares subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable and 4,167 shares issuable to Mr. Davis upon the vesting of restricted stock unit awards within 60 days from the date hereof.

(2) Based on 9,618,475 shares issued and outstanding on January 31, 2013.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on June 9, 2010 (“Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D filed on September 8, 2010 (“Amendment No. 2”, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), to reflect the current beneficial ownership interest percentage in the Issuer.  This adjusted ownership percentage resulted from an increase in the number of shares of the Issuer beneficially owned by Mr. Davis since the filing of Amendment No. 2, and a decrease in the aggregate number of issued and outstanding shares of the Issuer since the filing of Amendment No. 2, from 11,545,172 shares (as of July 15, 2010) to 9,618,475 shares (as of January 31, 2013).  Specifically, Mr. Davis’ beneficial ownership increased by 232,959 shares, consisting of: (i) the vesting of 194,000 previously unvested stock options (the grants of which were originally reported on Form 4s filed with the SEC on May 27, 2008 and May 26, 2009), and (ii) the issuance of 34,792 shares upon the vesting of certain restricted stock unit awards (“RSUs”) and the vesting of 4,167 RSUs that will occur within 60 days from the date hereof  (the grants of which were originally reported on Form 4s filed with the SEC on April 3, 2006, April 4, 2007, April 3, 2008, April 2, 2009 and April 2, 2010).  Since the filing of Amendment No. 2, Mr. Davis also exercised stock options to acquire 100,000 shares of Common Stock (as set forth in Item 3 below), which had no effect on his previously reported beneficial ownership amounts.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Schedule 13D. Except as expressly amended below, the Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

On April 1, 2011 and April 1, 2012, Mr. Davis was issued 22,292 and 12,500 shares of Common Stock, respectively, in connection with the vesting of restricted stock unit awards (“RSUs”) (as reported on Form 4s filed with the SEC on April 12, 2011 and April 3, 2012).  Mr. Davis used no funds to acquire such shares of Common Stock.  On each of July 18, 2011 and July 23, 2012, Mr. Davis acquired 50,000 shares of Common Stock upon the exercise of stock options (which were immediately exercisable and included in his beneficial ownership amounts in Amendment No. 2) for an aggregate exercise price of $1,692,500 (as reported on Form 4s filed with the SEC on July 20, 2011 and July 25, 2012).  Mr. Davis used his personal funds to pay the exercise price for such stock options.  Except as set forth in this paragraph and in the introductory paragraph with respect to the vesting of certain stock options and RSUs, no other shares of Common Stock were acquired by Mr. Davis since Amendment No. 2.

The 2,375,121 shares of Common Stock reported pursuant to this Amendment includes 831,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable and 4,167 shares of Common Stock issuable to Mr. Davis upon the vesting of RSUs within 60 days from the date hereof.

The RSUs and stock options referenced above were issued pursuant to the Issuer's 1994 Long-Term Incentive Plan, as amended and restated, and have been previously reported in filings with the SEC.

Item 5. Interest in Securities of the Issuer.

(a)           Mr. Davis is the direct beneficial owner of 2,375,121 shares of Common Stock.  The shares beneficially owned by Mr. Davis include (i) 1,539,954 shares of Common Stock beneficially owned by Mr. Davis, (ii) 831,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable, and (iii) 4,167 shares of Common Stock issuable to Mr. Davis upon the vesting of RSUs within 60 days from the date hereof.  These shares of Common Stock constitute approximately 22.7% of the shares of Common Stock based on (i) the 9,618,475 shares of Common Stock issued and outstanding as of January 31, 2013, (ii) the 831,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable, and (iii) the 4,167 shares of Common Stock issuable to Mr. Davis upon the vesting of RSUs within 60 days from the date hereof.  Mr. Davis also holds stock options exercisable for 104,000 shares of Common Stock that have not yet vested (and will not be exercisable within 60 days from the date hereof), as previously reported in his filings with the SEC.

(b)           Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock described in this Statement.

(c)           No transactions in the class of securities reported have been effected by Mr. Davis since Mr. Davis’ last filing on Schedule 13D, other than the transactions reported in Item 3 above.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Davis.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ Joe R. Davis
Joe R. Davis